03037605

- 10/31

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Diamonds Inc

*CURRENT ADDRESS P.O. Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 34752 FISCAL YEAR 5/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 11/19/03

82-34752

AR/S
5-31-02

Superior Diamonds Inc.

Annual Information Form
("AIF")

For the year ended May 31, 2002

Dated as of October 11, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES 1
- Effective Date of Information 1
- Incorporation of Other Information 1
- Purpose 1

INCORPORATION 2
- Incorporation 2
- Intercorporate Relationships 2

GENERAL DEVELOPMENT OF THE BUSINESS 2
- History 2
- Significant Acquisitions and Dispositions 2
- Trends 2

NARRATIVE DESCRIPTION OF THE BUSINESS 3
- Mineral Property 3-8

SELECTED CONSOLIDATED FINANCIAL INFORMATION 9
- Last Three Financial Years 9
- Dividends 10

MANAGEMENT'S DISCUSSION AND ANALYSIS 10-11

MARKET FOR SECURITIES 12

DIRECTORS AND OFFICERS 12
- Corporate Cease Trade Orders or Bankruptcies 13
- Penalties or Sanctions 13
- Conflicts of Interest 13

ADDITIONAL INFORMATION 14

PRELIMINARY NOTES

Effective Date of Information

All information in this AIF is as of October 11, 2002 unless otherwise indicated.

Incorporation of Other Information

Incorporated by reference into this AIF are the audited financial statements of Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd) ("Superior" or the "Company" or the "Issuer") for the fiscal year ended May 31, 2002 together with the auditors' report thereon, the Information Circular dated May 31, 2002 with respect to the Issuer's Special Meeting held on August 16, 2002 and the technical report entitled "Technical Report on the Aurora Platinum Corp. AEM Diamond Exploration Project, Northwestern Ontario, Canada" (the "Technical Report"). See "Additional Information" for further particulars of obtaining copies of these documents.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in **United States dollars (U.S. $)** unless otherwise indicated.

Purpose

This AIF is prepared in accordance with Form 44-101F1 to National Instrument 44-101, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Issuer and its operations and prospects for the future.

INCORPORATION AND CORPORATE STRUCTURE

Incorporation

The Company was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on September 13, 1985, and was continued into the Yukon Territory under the Business Corporations Act (Yukon) on December 16, 1997. On February 18, 2000 the Company consolidated its share capital on the basis of one new share for every ten old shares and changed its name to Consolidated Ouro Brasil Ltd ("Ouro Brasil"). On August 29, 2002, the Company completed a business reorganization and changed its name to Superior Diamonds Inc. The Company is a reporting issuer in British Columbia and its address is P.O. Box 54060, Suite 1515, 700 West Pender Street, Vancouver, British Columbia, V6C 3P4

Intercorporate Relationships

The Company has no material subsidiaries or other inter-corporate relationships at the present time. Aurora Platinum Corp. holds a 58.11% interest in Superior.

General Development of the Business

The Company was inactive from 1999 when it abandoned its Brazilian mineral property interests. In 2000 it abandoned its last remaining mineral property, the Raven property situated in northeastern British Columbia, on which exploration expenditures had not been incurred since 1995. In June 2001, trading in the Company's shares on the Canadian Venture Exchange continued under the inactive designation.

Following the overall decline of the public mineral exploration sector, the Company re-organized in fiscal 2001, completing a 10 old for 1 new share consolidation, a $115,000 shares for debt settlement, and a $157,000 private placement to replenish its working capital, while continuing to look for new projects in the high technology and mining sectors.

Significant Acquisitions or Dispositions

There were no significant acquisitions or dispositions completed by the Issuer during the most recently completed financial year ended May 31, 2002. However, the Company completed a transaction involving an acquisition of mineral assets on August 29, 2002 (see "Trends" and Material Change Report dated August 29, 2001).

Trends

There is no trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Issuer's business, financial condition or results of operations, as of the date of this AIF save as described below:

On April 3, 2002, the Issuer entered into a letter agreement with Aurora Platinum Corp. ("Aurora") (ARP-TSX.V) regarding the Issuer's acquisition of interests in certain mineral claims and related rights ("the Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares and 550,000 non-transferrable warrants, each such warrant entitling Aurora to purchase one share of Ouro Brasil for $0.25 for a period of two years from the date of issuance of the warrants. The transaction was approved by shareholders on August 16, 2002 and by the TSX Venture Exchange on August 29, 2002, and constitutes a reverse takeover ("RTO") transaction for the Issuer under the policies of the TSX Venture Exchange as Aurora obtained control of the Issuer upon the closing of the transaction and there was a change in management of the Company.

The Kimberlite Assets which the Issuer acquired are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to other kimberlite target information. Superior has a non-exclusive right to all diamond exploration and development rights in the area of interest covered by the Acquisition Agreement. Aurora will retain the rights to other minerals that may be found therein, however Aurora will not explore for diamonds within the area of interest. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

Superior granted to Aurora an anti-dilution right to participate in all equity financings of the Issuer (including financings of securities convertible directly or indirectly into equity securities) to at least the extent required to allow Aurora to maintain its 58% equity interest in Superior so long as Aurora holds at least 20% of the issued shares.

Concurrent with, and part of, the acquisition of the Kimberlite Assets and the RTO, the Issuer completed a private placement of $1 million through the sale of 4,000,000 units at $0.25 per unit, consisting of one common share and one half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the private placement will be applied to initial exploration work on the kimberlite interests acquired from Aurora, and for general corporate purposes.

NARRATIVE DESCRIPTION OF THE BUSINESS

On August 29, 2002 the Issuer successfully completed the acquisition of Kimberlite Assets and became active once again as an exploration company. The Kimberlite Assets are comprised of interests in 16 claim blocks covering 4,096 hectares in northern Ontario.

The Issuer has no income from operations and none is likely in the near future. The Issuer is therefore dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of diamond properties and meet general and administrative expenses. There is no assurance that the Issuer will be successful in raising the required capital.

Mineral Properties

AEM DIAMOND EXPLORATION PROJECT

Information on the AEM Diamond Exploration Project set out herein has been obtained from the technical report entitled "Technical Report on the AEM Diamond Exploration Project, Northwestern Ontario, Canada" dated September 28, 2002 by L.D.S. Winter, P.Geo.

PROJECT DESCRIPTION AND LOCATION

The Area of Interest, which was covered by airborne electromagnetic (AEM) surveys carried out by Inco in the 1970's, covers approximately 33,000 square kilometres in northwestern Ontario. The three areas within the Area of Interest, Area A, Area B and Area C are bounded by latitude 52°-30'N and longitude 87°-30'W in the southeast and latitude 54°-30'N and longitude 93°W just west of the Ontario-Manitoba border. To date, the main activity has been concentrated in the southeastern block (Area A) where the initial 16 claim groups have been staked. Area A is located approximately 30 kilometres north of the community of Lansdowne House which is 200 kilometres northeast of Pickle Lake and 250 kilometres north-northeast of Nakina. All properties acquired in the Area of Interest are subject to the terms of the Inco Agreements with Aurora.

The initial work on the AEM Data identified 16 potential kimberlite targets that were staked in October 2001. The claims cover 4,096 hectares and all claims are in good standing for two years from the date of recording.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 kilometres (four hours) by road northeast of Thunder Bay, Ontario. Bearskin Airways provides scheduled air service to Pickle Lake, Lansdowne House and many of the First Nation communities in the area. Currently access to the properties is by charter flights from Pickle, Ontario.

The property is located in a region with very low topographic relief. Lakes are shallow, averaging between two metres and 15 metres in depth. For the most part, the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. The area is generally forested with the main species being jackpine, tamarack, poplar and birch with abundant alders in the low-lying area. From the size of the trees, it is considered that the area is north of the limits for commercial timber.

The climate is cold temperate to sub-Arctic, however, work in the area is generally not hampered by the weather except for short periods in the spring and fall for break-up and freeze-up.

HISTORY

An exhaustive review of all of the prior exploration work in the subject area represents a very extensive literature review, most of which is not directly related to exploration for diamonds in the area. The region reports the occurrences of porphyry style copper-molybdenum deposit and associated epithermal mineralization, veins rich in silver and gold, rare metal granites and pegmatites, vein gold deposits, minor uranium mineralization and large mafic-ultramafic layered sill complexes with associated nickel-copper–platinum-group-metal mineralization

In 1984 Monopros Limited, a subsidiary of De Beers Consolidated Mines Ltd., started a regional stream sediment sampling program west of Attawapiskat, Ontario. In conjunction with indicator mineral chemistry and geophysics, this work led to the identification of diamondiferous kimberlites in the Attawapiskat River area 90 kilometres west of the village of Attawapiskat.

To date, De Beers Canada has discovered 18 kimberlites of which 16 are known to be diamondiferous in the Attawapiskat River area. The mantle-derived mineral suite in the kimberlites includes ilmenites, garnets, chrome diopside and chromite. Two types of kimberlites are present, a macrocrystic hypabyssal kimberlite and a macrocrystic pyroclastic kimberlite present as lapilli tuffs. The ages determined for the kimberlites range from 155 to 180 Ma (Jurassic) and they were emplaced along a north-northwest trend where it crosses the Winisk River Fault Zone. Most work has been concentrated on the Victor pipe, which is a composite body with a surface area of about 18 hectares.

A bulk sample of 330 tonnes taken in 1999 from the Victor pipe yielded 107.9 carats of diamonds with a value of US$16,590. This indicates the pipe has a grade of about 32.7 carat per hundred tonnes and the diamonds have an average value of about US$154 per carat. During the June-August 2001 period De Beers processed a 10,000 tonne bulk sample of the kimberlite. In 1994, the Ontario Geological Survey commenced heavy mineral sampling for kimberlite indicator minerals in northwestern Ontario and this work has continued through the year 2000 with the results being presented in a series of on-going reports.

Two companies, Spider Resources and KWG Resources have identified a group of five kimberlite bodies – the Kyle Lake group – approximately 100 kilometres east of the Lansdowne House area. To date 17 holes have been drilled in the Kyle Lake 3 body for a total of 2,400 metres. Sampling of the kimberlite (drill core) has yielded 1,189 microdiamonds (<0.5 mm in at least one dimension) and 67 macros from a total of 1.74 tonnes.

Kyle Lake 3 is considered to be a complex, multiphase intrusion with numerous dykes and a Proterozoic age of 1.1 Ga. Studies on the recovered diamonds indicate they are derived predominantly from a peridotitic mantle source. The Kyle Lake 1 kimberlite was discovered in 1994 as a result of an airborne magnetic survey in conjunction with a regional structural analysis. The pipe is covered by 135 metres of Palaeozoic sediments, has a surface area of 2.6 hectares and is estimated to contain 14.5 million tonnes of kimberlite to a depth of 510 metres based on 18 drill holes. A sample of 6.2 tonnes of drill core has yielded 3,602 micros and 793 macros for a combined weight of 3.71 carats.

In the same area De Beers Canada Exploration is in a joint venture covering 13,000 square kilometres with Spider Resources and KWG Resources. Spider and KWG spent $1.4 million on mapping, sampling and airborne geophysics between 1995 and 1997. De Beers can earn a 50% interest in the project by spending $1.5 million over two years on exploration. By spending an additional $4 million over four years De Beers can increase its interest to 60%. The De Beers due diligence on the earlier Spider-KWG work has indicated 20 high priority targets.

At the present time there are a number of companies exploring for diamonds in the subject project area however, for the most part the results of their work remain confidential. These companies include De Beers Canada, BHP-Billiton, Kennecott Canada Exploration Inc., Canabrava Diamond Corporation and Navigator Exploration Corp.

GEOLOGICAL SETTING

The Superior Province is a large (two million square kilometres) Archean cratonic terrain with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable.

The Superior Province has undergone little penetrative deformation except locally around its margins (Grenville Front to the southeast and the Nelson Front to the northwest) and along internal structures such as the Kapuskasing Structural Zone and Winisk River fault. It has undergone post-Archean arching and rifting, notably along the Early Proterozoic Cobalt Embayment, the Middle Proterozoic Lake Superior-Midcontinental Rift and the Phanerozoic Temiskaming Rift. The Superior Province crust has not experienced significant post-Archean heating, except around the margins of the craton and near Proterozoic intrusions.

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts.

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnummin fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and North Caribou Terranes south of the Stull-Wunnummin fault, the Oxford Lake-Stull Lake Terrane between the Stull-Wunnummin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon fault.

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnummin fault, which suggests a deep-seated structural feature. The unexposed oval intrusion (Carb Lake Carbonatite Complex) north of McLeod Lake with a K-Ar biotite age of 1826±97 Ma occurs in the northwestern part of this feature. The Big Beaver House and Schryburt Lake carbonatite complexes, east of North Caribou Lake, in the central part of the area further define this trend.

There are Proterozoic and Phanerozoic alkalic rock-carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga. Kimberlites that occur as dykes, stocks and diatremes in the Kirkland Lake and Hudson Bay lowlands are of Jurassic age. There are also older, probably Proterozoic (1.1 Ga?) kimberlites in the lowlands. Alkalic complexes, kimberlites and other intrusions are spatially associated with regional structures such as the Kenyon-Winisk River fault. These structures probably represent "zones of high permeability" marked by repeated intrusion of various types of mantle-derived mafic-ultramafic, alkalic and kimberlitic character. These, and other less well-known structures are considered to have controlled the emplacement of kimberlites.

The Canadian Shield was probably once entirely covered by Phanerozoic sedimentary sequences of shallow marine origin. These rocks, for the most part, were eroded away to expose the shield but their thickest parts are now preserved in several deep basins, the Hudson Bay and Moose River basins in the north and Michigan and Appalachian basins in the south. In the northern basins, the depth to Precambrian basement is about 1,000 metres. These major basins are separated by an orthogonal system of arches including the northeast-striking Algonquin, Fraserdale and Cape Henrietta Maria arches and the northwest-striking Frontenac, Saguenay and Hudson Bay arches. These arches are composite, fault-bounded block structures on which repeated movements are recorded in the Phanerozoic record in the form of floods of craton-derived clastic sediments and displacements of stratigraphic units. Fault displacements of hundreds or even thousands of metres are recorded in some areas. These faults appear to have acted as conduits from the mantle to surface for kimberlite magma.

EXPLORATION

Heavy mineral studies carried out by the Ontario Geological Survey, Aurora Platinum Corp. and Superior Diamonds Inc. have identified kimberlite indicator minerals (KIM) within the project area. The geological history of the Superior Province, and the northwestern part in particular, point to the early (Archean) development of a thick stable crust with little subsequent thermal activity that could destroy the diamonds in the cool deep crustal keel.

The initial analysis of the Inco geophysical data by an independent consulting geophysicist in 2001 resulted in the identification of over 30 anomalies of which 16 were selected as high priority targets. These targets were usually characterized by a small, more or less circular, magnetic anomaly in plan view and a sharp peak or depression in profile. When the sites of these anomalies are compared to the regional geology, and in particular the regional structures, 10 of the anomalies appear to lie on or immediately adjacent to regional structures. Fifty-eight stream sediment samples were collected within the area down-ice from the magnetic anomalies. These samples were sent to the Saskatchewan Research Council for processing for KIM. The work confirmed the presence of KIM in the area of the airborne anomalies with pyrope garnets, eclogitic garnets, clinopyroxene, picroilmenite, olivine and chromite grains being recovered. Microprobe analyses confirmed the presence of five pyropes and one fresh clinopyroxene.

Subsequent sampling for KIM during the helicopter-supported summer 2002 program by Superior evaluated 33 magnetic anomalies in Area A, 10 in Area B and 12 in Area C. In addition, 15 regional surveys were conducted in Area A, three in Area B and one in Area C.

The summer 2002 program produced 588 samples of which about 320 have been processed for their KIM content with results pending on the remainder. The Ontario Ministry of Northern Development and Mines Laboratory is conducting the probing of the KIM with 165 samples evaluated to date.

In Area A, the results to date from the 2002 sampling, confirmed the potential of nine magnetic targets and on a regional basis two potential kimberlites have been confirmed while 10 additional ones are showing positive preliminary results.

MINERALIZATION

To date, no kimberlite bodies have been discovered on the subject claims. It is considered that the geological evidence supports the concept that at least in part the Area of Interest has a high potential for the localization of kimberlite pipes of economic interest. The area meets the requirements for the localization of kimberlites of interest: a deep cool mantle keel, the presence of diamond-bearing kimberlites and kimberlite indicator minerals, typical of diamond-bearing mantle. Analysis of the Inco geophysical data has identified high priority magnetic anomalies that may represent kimberlites and many of these anomalies are associated with interpreted regional structures. The remainder of the targets indicated by the Inco data is being evaluated by sampling for KIM to determine if additional anomalies may represent kimberlites.

The exploration for diamonds in the area by other companies such as De Beers Canada, Kennecott Canada Exploration Inc., BHP-Billiton, Navigator Exploration and Canabrava Diamond Corporation further indicates that this part of the Superior Province is considered by the industry to be highly prospective for diamond-bearing kimberlites.

DRILLING

No drilling has been completed on the properties.

SAMPLING AND ANALYSIS

The alluvial and till sampling was carried out concurrently with the staking in October 2001 by experienced field personnel. Each sample weighed approximately 20 kilograms and was not screened in the field. The samples were processed to determine their KIM content at the Saskatchewan Research Council Geoanalytical Services Laboratory in Saskatoon, Saskatchewan, a qualified and reputable lab.

The samples collected during the 2002 program for KIM are being processed by Overburden Drilling Management Ltd., Kanata, Ontario, a well-recognized laboratory specializing in the treatment of samples for their heavy mineral content. Overburden Drilling has an established internal program of quality control.

Samples collected for geochemical analysis are being processed by ALS Chemex Laboratories in Thunder Bay, Ontario. ALS Chemex is a global laboratory organization with quality assurance groups in Brisbane, Australia and Vancouver, Canada that monitor laboratory performance within the group. ALS Chemex is certified to the internationally recognized standard ISO 9002.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resources or mineral reserves defined.

MINING OPERATIONS

The project is at an exploration stage. There are no mining operations on the property.

EXPLORATION AND DEVELOPMENT

A two-phase $1.1 million exploration program was recommended in an earlier technical report dated June 23, 2002. Phase 1, at a cost of $195,300 is currently being carried out and consists of additional field evaluation to be followed by detailed geophysical surveys. If the results of Phase 1 are positive, the Phase II program, at a cost of $908,500 would comprise additional sampling in Areas A, B and C and diamond drilling of appropriate targets.

Human Resources

In order to carry out its business activities, the Issuer retains approximately five people on either a salaried or contract basis. Superior also engages various other independent contractors from time to time to supply work on specific programs.

SELECTED CONSOLIDATED FINANCIAL INFORMATON

All currency amounts in this section are stated in U.S. dollars, unless indicated otherwise.

The following table sets forth selected audited financial information of the Issuer for the last three completed financial years:

	FISCAL YEARS ENDED		
	May 31, 2002	May 31, 2001	May 31, 2000
Total Revenues	$ Nil	$ Nil	$ Nil
Net Income (Loss)	($45,008)	$47,369*	($84,656)
Loss Per Share	($0.01)	$0.03	($0.05)
Total Assets	$25,000	$102,818	$4,074

**Note:* *Operating loss for the year was $46,765 before extraordinary gain of $94,134 due to write-off of accounts payable which resulted in a net income for accounting purposes of $47,369.*

The following table sets forth selected (unaudited) quarterly financial information:

	Quarter Ended			
	May 31, 2002	February 28, 2002	November 30, 2001	August 31, 2001
Total Revenues	Nil	Nil	Nil	Nil
Net Income (Loss)	($23,143)	($17,220)	($3,412)	($1,223)
Loss Per Share	<$0.01	<$0.01	<$0.01	<$0.01
	Quarter Ended			
	May 31, 2001	February 28, 2001	November 30, 2001	August 31, 2001
Total Revenues	Nil	Nil	Nil	Nil
Net Income (Loss)	$20,920	$29,818	($2,305)	($1,064)
Earnings (Loss) Per Share	$0.02	$0.02	<$0.01	<$0.01

DIVIDEND POLICY

The Issuer has not, since its incorporation, paid any dividends on any of its shares and has no present intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the audited financial statements and related notes thereto of the Issuer which are incorporated by reference to this AIF.

Overview

During the past three years (2000-2002) the Company concentrated on strengthening its balance sheet following the write-off of all of its mineral property assets. In that time it has consistently minimized its administrative costs while it restructured (completed a 10 to 1 share consolidation in 2000), refinanced (completed a private placement in 2001) and improved its balance sheet (completed a shares for debt settlement in 2001).

Results of Operations

Year Ended May 31, 2002 compared to Year Ended May 31, 2001

Net loss for the year ended May 31, 2002 was $45,008 or $0.01 per share compared to a net gain of $47,369 or $0.03 per share in 2001. The loss in 2002, when compared to the gain in 2001, was mainly due to expenditures relating to the acquisition agreement between the Company and Aurora Platinum Corp ("Aurora") (ARP-TSX Venture) in 2002($16,134), as well as related legal and regulatory expenses that were not incurred in 2001. In addition, there was a $94,134 gain on settlement of accounts payable in 2001 compared to only $13,539 in 2002.

Year Ended May 31, 2001 compared to Year Ended May 31, 2000

During the year ended May 31, 2001, the Company recorded net income of $47,369 compared with a net loss of $84,656 in the previous year. The gain resulted from the settlement of accounts payable.

In 2001, administrative expenses for the Company were $46,765 compared to $39,976 in 2000. During 2001 the Company significantly improved its working capital position by completing a shares for debt plan that settled $115,000 of outstanding payables by the issuance of 369,070 common shares of the Company at a deemed price of $0.2025 per share, and by completing a private placement for net proceeds of $157,430.

Year Ended May 31, 2000 compared to Year Ended May 31, 1999

The net loss for the year ended May 31, 2000 was $84,656 compared to a loss of $2,167,255 in 1999.

In 2000, administrative expenses for the Company were reduced to $39,976 compared to $190,704 in 1999. The Company wrote off $188,034 of its investment in the Raven resource property situated in northeastern B.C. and wrote it down to a nominal value of one dollar. Also In 2000 the Company recorded $120,000 in extraordinary income from cash subscriptions received for shares of a subsidiary which were never issued (the subsidiary was dissolved in 2001).

Financial Condition, Liquidity and Capital Resources

The Company's working capital position as at May 31, 2002 was $3,621 compared with working capital of $48,337 as at May 31, 2001. The decrease in the working capital position is attributed entirely to administrative expenses and the expenses associated with the acquisition transaction with Aurora (see "Trends" and Material Change Report dated August 29, 2002).

In 2001, the increase in the working capital position from a deficiency of $203,621 to working capital of $48,337 was attributed to: (a) the completion of a shares for debt plan which resulted in the settlement of approximately $115,000 of outstanding payables in exchange for 369,070 common shares of the Company, and (b) a private placement of 1,785,714 units netting the Company approximately $157,000 (CDN$ 236,000).

On May 4, 2001, the Company issued 1,785,714 units at a price of CDN $0.14 per unit. Each unit was comprised of one common share and one non-transferrable share purchase warrant which entitles the holder to purchase one additional common share at CDN $0.17 until May 3, 2003.

In 2000, the Company consolidated all of its issued and outstanding common shares on a 10 old for 1 new basis. The financial statements have been retroactively restated to reflect this share consolidation.

Outlook

Concurrent with and part of the RTO, the Company raised $1 million through a private placement, to be applied to initial exploration work and for general corporate purposes. In management's view, the Company's cash position will be sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

MARKET FOR SECURITIES

The common shares of the Issuer are listed on the TSX Venture Exchange under the symbol SDX. Trading resumed at the opening on September 3rd, 2002.

DIRECTORS AND OFFICERS

Name & Residence	Position with the Company	Principal Occupation, Business or Employment	Director/Officer Since
John G. Paterson Vancouver, British Columbia	President, Chief Executive Officer and Director	President, CEO and Director of Aurora and Southwestern Resources Corp.; Director of Canabrava Diamond Corp. (public mineral exploration companies); President, Glengarry Resource Management Inc. (private consulting company).	August 29, 2002
Thomas W. Beattie West Vancouver, British Columbia	Director	Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000; Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation; Director of Westvista Management Inc. (private consulting company).	August 29, 2002
Michael Winn Laguna Beach, California	Director	President, Terrasearch Inc. (financial consulting company), January 1997 to present; Financial Analyst, Global Resource Investments Ltd., 1994 to 1996; Geologist, CDM Federal Programs Corporation, 1990 to 1993.	August 29, 2002
Wayne Livingstone Vancouver, British Columbia	Director	Geologist, President of New Oroperu Resources Inc., partner in Yukon placer mining operation	March 20, 1998
Parkash K. Athwal Ladner, British Columbia	Chief Financial Officer	Vice-President and Chief Financial Officer of Aurora, Southwestern Resources Corp. and Canabrava Diamond Corporation.	August 29, 2002
Susy Horna Surrey, British Columbia	Corporate Secretary	Executive Legal Assistant for Aurora, Southwestern Resources Corp. and Canabrava Diamond Corporation	August 29, 2002

Messrs Winn, Beattie, and Livingstone are members of the Company's audit committee.

As at the date of this AIF, the directors and senior officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over a total of 394,750 common shares, representing 1.74% of the outstanding common shares of Company issued and outstanding at that date.

The term of office of each director expires at the next annual general meeting of shareholders of the Company presently scheduled for December 20, 2002.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Issuer, nor any shareholder holding sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors, officers or promoters of the Issuer or shareholders holding more than 20% of the issued and outstanding shares of the Issuer have:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of Superior. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Superior, its promoters, directors, officers or other members of management as a result of their outside business interests except that:

certain directors and officers of Superior may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which will be potential competitors of Superior. Situations may arise in connection with potential acquisitions where the other interests of these directors and officers may conflict with the interests of Superior. Directors and officers of Superior with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Company's information circular for the Annual General Meeting of Shareholders to be held on December 20, 2002. Additional financial information is provided in the Company's comparative financial statements for the years ended May 31, 2002 and 2001. Additional information relating to the acquisition of the Kimberlite Assets is provided in the Company's Information Circular dated May 31, 2002 which is incorporated herein by reference. A copy of these documents along with current interim financial statements may be obtained upon request from the Company at P.O. Box 54060, Suite 1515, 700 West Pender Street, Vancouver, British Columbia, V6C 3P4 or by accessing these documents on the Internet at www.sedar.com. The Technical Report as well as future news releases and material change reports relating to the acquisition of the Kimberlite Assets may be also accessed at www.sedar.com.

Auditors' Report and Consolidated Financial Statements of

CONSOLIDATED OURO BRASIL LTD.

May 31, 2002

FORM 51-901F

QUARTERLY REPORT

03 OCT 31 AM 7:21

Incorporated as part of: [X] **Schedule A**

[ ] **Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**May 31, 2002**
Date of Report:	**October 1, 2002**
Name of Issuer:	**Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd)**
Issuer's Address:	**PO Box 54060, Suite 1515, 700 W Pender Steeet Vancouver, B.C V6C 3P4**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-806-0667**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-806-0667**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John G. Paterson	"John G. Paterson"	October 1, 2002
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	October 1, 2002
Name of Director	Signed (typed)	Date Signed

03 OCT 31 AM 7:21

Auditors' Report

To the Shareholders of
Consolidated Ouro Brasil Ltd.

We have audited the consolidated balance sheet of Consolidated Ouro Brasil Ltd. as at May 31, 2002 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at May 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 21, 2001.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
July 26, 2002 (except for Note 9, for which the date is August 16, 2002)

CONSOLIDATED OURO BRASIL LTD.
Consolidated Balance Sheets
May 31, 2002
(Expressed in U.S. Dollars)

		2002		2001
ASSETS				
CURRENT				
Cash and term deposits	$	**21,869**	$	98,519
Accounts receivable		**3,131**		4,007
		25,000		102,526
FIXED ASSETS (Note 3)		**-**		291
MINERAL PROPERTY (Note 4)		**-**		1
	$	**25,000**	$	102,818
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**21,379**	$	54,189
SHAREHOLDERS' EQUITY				
Capital stock (Note 5)		**4,185,822**		4,185,822
Deficit		**(4,182,201)**		(4,137,193)
		3,621		48,629
	$	**25,000**	$	102,818

ON BEHALF OF THE BOARD:

(Signed) John G. Paterson
John G. Paterson, Director

(Signed) Thomas W. Beattie
Thomas W. Beattie, Director

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED OURO BRASIL LTD.
Consolidated Statements of Loss and Deficit
Year ended May 31, 2002
(Expressed in U.S. Dollars)

		2002		2001
EXPENSES				
Legal and audit	$	**25,130**	$	23,692
Corporate reorganization		**16,134**		-
Consulting and management fees		**2,866**		17,909
General and administration		**4,566**		3,559
Transfer agent and listings		**9,804**		1,709
Interest income		**(245)**		(229)
Depreciation		**-**		125
		58,255		46,765
LOSS BEFORE OTHER ITEMS		**(58,255)**		(46,765)
SETTLEMENT OF ACCOUNTS PAYABLE		**13,539**		94,134
WRITE-OFF OF FIXED ASSETS (Note 3)		**(291)**		-
WRITE-OFF OF MINERAL PROPERTY (Note 4)		**(1)**		-
NET (LOSS) INCOME FOR THE YEAR		**(45,008)**		47,369
DEFICIT, BEGINNING OF YEAR		**(4,137,193)**		(4,184,562)
DEFICIT, END OF YEAR	$	**(4,182,201)**	$	(4,137,193)
(LOSS) EARNINGS PER SHARE	$	**(0.01)**	$	0.03
FULLY DILUTED (LOSS) EARNINGS PER SHARE	$	**(0.01)**	$	0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		**3,695,401**		1,873,962
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING ASSUMING FULL DILUTION		**3,695,401**		3,813,676

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED OURO BRASIL LTD.
Consolidated Statements of Cash Flows
Year ended May 31, 2002
(Expressed in U.S. Dollars)

	2002	2001
OPERATING ACTIVITIES		
Net (loss) income for the year	$ **(45,008)**	$ 47,369
Items not involving cash		
Depreciation	-	125
Write-off of fixed asset (Note 3)	**291**	-
Write-off of mineral property (Note 4)	**1**	-
Settlement of accounts payable	**(13,539)**	(94,134)
	(58,255)	(46,640)
Changes in non-cash working capital		
Increase (decrease) in accounts receivable	**876**	(3,091)
Decrease in accounts payable and accrued liabilities, net of write-offs	**(19,271)**	(11,921)
	(76,650)	(61,652)
FINANCING ACTIVITY		
Issue of shares for cash (Note 5 (b))	-	157,430
NET CASH (OUTFLOW) INFLOW	**(76,650)**	95,778
CASH AND TERM DEPOSITS, BEGINNING OF YEAR	**98,519**	2,741
CASH AND TERM DEPOSITS, END OF YEAR	$ **21,869**	$ 98,519

SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS:

	2002	2001
Shares issued for debt settlement (Note 5 (b))	$ -	$ 48,657

See accompanying Notes to the Consolidated Financial Statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Included herein are the consolidated accounts of Consolidated Ouro Brasil Ltd. (the "Company"). The Company, incorporated under the laws of British Columbia, was continued in the jurisdiction of the Business Corporations Act (Yukon) on December 16, 1997. The Company is a reporting issuer in British Columbia.

On January 1, 2001, the Company's subsidiary, Ouro Brasil (Bahamas) Ltd. ("OBL") was dissolved. These financial statements include the operations of OBL up to the date of dissolution.

The Company has announced an acquisition of Canadian mineral properties and a private placement which are still pending completion. The Company continues to be designated as an "Inactive Issuer" by the Canadian Venture Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary, OBL, up to the date of OBL's dissolution. All significant intercompany balances and transactions have been eliminated.

(b) Depreciation

Depreciation is calculated on the following basis and annual rate:

Computer equipment	30% declining balance

(c) Mineral property

Mineral property comprises acquisition costs of concessions, leases, contracts and deferred exploration costs. Deferred exploration expenses are recorded at cost and deferred until production commences or the property is sold or abandoned. The amounts recorded for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values. If production commences, these costs will be amortized using the unit-of-production method.

Realization of the Company's investment in the mineral property is dependent upon establishing legal ownership of the property, the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and attainment of successful production from the property or from the proceeds of its disposal.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) *Mineral property (continued)*

A property is abandoned when all claims related to the property have expired or management has determined that the property is not economically viable. When a property is abandoned or sold, all deferred costs related to the property are charged to operations.

(d) *Foreign currency translation*

All amounts are reported in United States dollars. The company records foreign currency transactions using the exchange rate on the transaction date. Foreign currency denominated monetary assets and liabilities are translated at the balance sheet dates using the exchange rate on the balance sheet dates. Any exchange differences are charged to operations in the period incurred.

(e) *Financial instruments*

The Company does not use any derivative financial instruments. The carrying amounts reported in the consolidated balance sheets for cash and term deposits, accounts receivable and accounts payable and accrued liabilities are reasonable estimates of fair values at the balance sheet dates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(f) *Earnings (loss) per share*

In the current year, the Company adopted the new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants with respect to loss per share. This new policy has been applied retroactively and the adoption of this policy has no material effect on the Company's financial statements.

(g) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax assets and liabilities be measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

3. FIXED ASSETS

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Computer equipment	$ -	$ -	$ -	$ 291

Computer equipment with a net book value of $291 was written off on June 1, 2001.

4. MINERAL PROPERTY

	2002	2001
Raven Property (British Columbia - 500 hectares)		
Balance, beginning of year	$ **1**	$ 1
Write-off mineral property	**(1)**	-
Balance, end of year	$ -	$ 1

(Expressed in U.S. Dollars unless otherwise indicated)

5. CAPITAL STOCK

(a) *Authorized*
100,000,000 Common shares

(b) *Issued*	**2002** Number of Shares	**2002** Amount	2001 Number of Shares	2001 Amount
Balance, beginning of year	**3,695,401**	**$ 4,185,822**	1,540,617	$3,981,358
Issued during year				
For cash				
Private placement	-	-	1,785,714	162,180
For settlement of debt	-	-	369,070	48,657
Less share issue costs	-	-	-	(6,373)
	3,695,401	**$ 4,185,822**	3,695,401	$4,185,822

(i) On May 4, 2001, the Company issued 1,785,714 units for Cdn.$0.14 per share to net the Company $155,807 (Cdn.$236,000), after corporate finance fees and out-of-pocket expenses. Each unit is comprised of 1 common share and 1 non-transferable share purchase warrant that entitles the purchaser to purchase 1 additional common share a purchase price of Cdn.$0.17. These warrants will expire on May 3, 2003.

(ii) On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of Cdn.$0.2025 per common share as settlement of approximately $115,000 of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statement of operations as settlement of accounts payable.

(c) *Escrow and restricted shares*

At May 31, 2002 there are 14,063 shares (2001 - 14,063) held in escrow subject to the direction and determination of the Canadian Venture Exchange. The shares held in escrow were due to expire and subsequently cancelled on March 15, 1999. As at May 31, 2002, the Company has not formally cancelled these shares.

(Expressed in U.S. Dollars unless otherwise indicated)

5. CAPITAL STOCK (Continued)

(d) Share purchase options

Details of the status of the Company's stock option plans as at May 31, 2002 and changes during the period then ended are as follows:

	2002			2001		
	Shares		Weighted Average Exercise Price (Cdn.)	Shares		Weighted Average Exercise Price (Cdn.)
Outstanding, beginning of year	**154,000**	**$**	**0.19**	42,500	$	0.21
Granted	-		-	113,500		0.19
Expired	**(59,750)**		**0.20**	(2,000)		0.22
Returned	-		-	-		-
Outstanding, end of year	**94,250**	**$**	**0.19**	154,000	$	0.19

On December 12, 2000, the Company amended the exercise price of 42,500 of its options to $0.21.

At May 31, the following share purchase options were outstanding:

Expiry Date		Exercise Price	Number of Shares **2002**	2001
April 26, 2002	$	0.21	-	2,500
April 15, 2003		0.21	**8,750**	38,000
October 18, 2005		0.19	**85,500**	113,500
	$	0.19	**94,250**	154,000

(Expressed in U.S. Dollars unless otherwise indicated)

6. RELATED PARTY TRANSACTIONS

(a) During the year, $2,866 (2001 - $7,386) for accounting administrative services was paid to a management company controlled by one of the officers of the Company.

(b) During the year, the following amounts were charged by directors or officers of the Company:

	2002	2001
Consulting and management fees	$ **2,866**	$ 7,386

At May 31, 2002 accounts payable of $Nil (2001 - $Nil) was due to related parties.

(c) During the year ended May 31, 2001, the Company issued 194,750 shares to directors or companies controlled by directors for settlement of approximately $25,675 of outstanding payables.

7. SEGMENTED DISCLOSURE

All of the Company's capital assets are situated in Canada.

8. INCOME TAX

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2002	2001
Statutory tax rate	**45%**	46%
Recovery of income taxes computed at standard rates	$ **20,254**	$ (21,790)
Tax losses not recognized in the period that the benefit arose	**(20,254)**	21,790
	$ **-**	$ -

(Expressed in U.S. Dollars unless otherwise indicated)

8. INCOME TAX (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2002	2001
Operating loss carryforwards	$ 524,607	$ 550,482
Accumulated cost base difference on assets	831,404	831,404
	1,356,011	1,381,886
Less: Valuation allowance	(1,356,011)	(1,381,886)
	$ -	$ -

At May 31, 2002, the Company had the following loss carryforwards available for tax purposes:

	Amount	Expiry
Canada	$ 1,165,794	2003 - 2090

At May 31, 2002, the Company had the following capital losses:

	Amount
Canada	$ 804,087

9. SUBSEQUENT EVENT

On April 3, 2002, the Company entered into a letter agreement with Aurora Platinum Corp. ("Aurora") (ARP-CDNX) regarding the issuer's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares and 550,000 non-transferable warrants, each such warrant entitling Aurora to purchase one share of Ouro Brasil for $0.25 for a period of two years from the date of issuance of the warrants. The proposed acquisition of the Kimberlite Assets will constitute a reverse takeover ("RTO") transaction under the policies of the TSX Venture Exchange as Aurora will obtain control of the Company upon the closing of the transaction and there will be a change in management of the Company. As a part of the transaction, the Company will change its name to Superior Diamond Inc.

9. SUBSEQUENT EVENT (Continued)

Concurrent with, and part of, the acquisition of the Kimberlite Assets and the RTO, the Company proposes to complete a private placement to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit, consisting of one common share and one-half of a common share purchase warrant. Each full share purchase warrant will entitle the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the private placement will be applied to initial exploration work on the kimberlite interests to be acquired from Aurora, and for general corporate purposes.

All aspects of the transaction were approved by the Company's shareholders at a special meeting of the shareholders held on August 16, 2002. Approval of the transaction, including the private placement, by the TSX Venture Exchange is still pending.